UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VerifyMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92346X2062

(CUSIP Number)

Adam Stedham
801 International Parkway

Fifth Floor

Lake Mary, FL 32746
(585) 736-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92346X2062	SCHEDULE 13D	Page 2 of 6 Pages

1	Name of Reporting Persons Marshall S. Geller
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,000
	8	Shared Voting Power 668,329 (1)
	9	Sole Dispositive Power 52,000
	10	Shared Dispositive Power 581,523 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,329 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.1% (3)
14	Type of Reporting Person IN

(1)	Includes the following held by the Geller Living Trust, dated July 26, 2002, of which Marshall S. Geller (“Mr. Geller”) and his spouse are co-trustees: (i) 70,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; (ii) 23,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc.; and (iv) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note that is presently convertible.

(2)	Does not include 86,806 shares of restricted Common Stock that vest on June 7, 2024.

(3)	Based on (i) 9,899,767 shares of common stock issued and outstanding as of August 25, 2023, (ii) 70,045 shares of Common Stock underlying warrants to purchase shares of Common Stock, (iii) 23,000 shares of Common Stock underlying option to purchase shares of Common Stock, (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc., and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 3 of 6 Pages

1	Name of Reporting Persons Geller Living Trust, dated July 26, 2002
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 668,329 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 581,523 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 668,329 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6% (3)
14	Type of Reporting Person OO

(1)	Includes the following held by the Geller Living Trust, dated July 26, 2002, of which Mr. Geller and his spouse are co-trustees: (i) 70,045 shares of Common Stock issuable upon the exercise of warrants that are presently exercisable; (ii) 23,000 shares of Common Stock issuable upon the exercise of options that are presently exercisable; (iii) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc.; and (iv) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note that is presently convertible.

(2)	Does not include 86,806 shares of restricted Common Stock that vest on June 7, 2024.

(3)	Based on (i) 9,899,767 shares of common stock issued and outstanding as of August 25, 2023, (ii) 70,045 shares of Common Stock underlying warrants to purchase shares of Common Stock, (iii) 23,000 shares of Common Stock underlying option to purchase shares of Common Stock, (iv) 68,310 vested RSUs that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director of VerifyMe, Inc., and (v) 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer

The Statement on Schedule 13D filed on June 8, 2023 (the “Statement”) by Marshall S. Geller (“Mr. Geller”) and the Geller Living Trust, dated July 26, 2002 (the “Trust”, and together with Mr. Geller, the “Reporting Persons”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of VerifyMe, Inc., a Nevada corporation (the “Issuer”), is hereby amended with respect to the matters set forth below in this Amendment No. 1. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 1) give effect to the 1-for-50 reverse stock split effected by the Issuer on June 18, 2020 in connection with the Issuer’s initial public offering completed on June 22, 2020.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by the Trust pursuant to the Convertible Note Purchase Agreement referred to in Items 4, 5 and 6 below of this Amendment No. 1 was approximately $175,000. The Trust acquired the funds for such purchase from its personal funds.

Item 4.	Purpose of Transaction

On August 25, 2023, the Issuer and the Trust entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which the Trust purchased an unsecured convertible promissory note in the principal amount of $175,000 (the “Note”). The Note will accrue interest payable semiannually at a rate of 8.0% per annum, which is payable in cash, and the Note’s conversion price is $1.15 per share of Common Stock. The Note will mature on August 25, 2026 and is presently convertible for 152,174 shares of Common Stock. The Trust purchased the Note for investment purposes and to support the Issuer’s operational and development activities. For additional information regarding the Note Purchase Agreement, see Item 6.

Mr. Geller is the non-executive vice chairman of the Board of the Issuer. In such capacity, Mr. Geller may, from time to time, discuss or make plans or proposals to the Issuer’s management or other members of the Issuer’s Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer’s Common Stock, or may sell or otherwise dispose of all or portions of the shares of Common Stock, if such sales and purchases would be consistent with the Reporting Persons’ investment objectives. Mr. Geller is also currently eligible to receive additional shares of Common Stock under the terms of certain equity award agreements with the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D (Amendment No. 1), Mr. Geller may be deemed to beneficially own, in the aggregate, 720,329 shares of Common Stock of the Issuer, consisting of 52,000 shares of Common Stock owned directly by Mr. Geller, 354,800 shares of Common Stock owned by the Trust, 23,000 shares of Common Stock issuable upon the exercise of options held by the Trust that are presently exercisable, 70,045 shares of Common Stock issuable upon the exercise of warrants held by the Trust that are presently exercisable, 152,174 shares of Common Stock that are issuable upon the conversion of a convertible promissory note that is presently convertible, and 68,310 vested RSUs held by the Trust that become payable, on a one-for-one basis, in shares of Common Stock upon separation of Mr. Geller’s service as a director, which represents approximately 7.1% of the issued and outstanding shares of Common Stock. As of the date of this Schedule 13D (Amendment No. 1), the Trust may be deemed to beneficially own, in the aggregate, 668,329 shares of Common Stock of the Issuer, consisting of all of the shares set forth above in this Item 5(a), except the 52,000 shares of Common Stock owned directly by Mr. Geller, which represents approximately 6.6% of the issued and outstanding shares of Common Stock.

CUSIP No. 92346X2062	SCHEDULE 13D	Page 5 of 6 Pages

(b)	Mr. Geller has sole voting and dispositive power over 52,000 shares of Common Stock of the Issuer. Mr. Geller and the Trust share voting power over 668,329 shares of Common Stock and share dispositive power over 581,523 shares of Common Stock of the Issuer.

(c)	On June 7, 2023, Mr. Geller assigned 86,806 shares of unvested restricted stock to the Trust. The restricted stock vests on June 7, 2024. On August 29, 2023, Mr. Geller assigned 7,000 presently exercisable warrants to purchase Common Stock and 30,000 unvested performance share units to the Trust. Except as set forth in Item 3, this Item 5(c) and Item 6, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Note Purchase Agreement

The Trust and the Issuer entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which the Trust purchased an unsecured convertible promissory note in the principal amount of $175,000 (the “Note”). The Note will accrue interest payable semiannually at a rate of 8.0% per annum, which is payable in cash, and the Note’s conversion price is $1.15 per share of Common Stock. The Note will mature on August 25, 2026 and is presently convertible for 152,174 shares of Common Stock. The closing under the Note Purchase Agreement occurred on August 25, 2023. The Note Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by the Trust customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”). The Issuer made certain representations and warranties to the Trust with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Note Purchase Agreement also contains certain customary conditions to the Trust’s obligation to purchase the shares of the Issuer’s Common Stock pursuant to the Note Purchase Agreement, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

The foregoing descriptions of certain material provisions of the Note Purchase Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 1).

Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.8	Convertible Note Purchase Agreement by and between the Company and the Purchasers (as defined therein), dated as of August 25, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed August 28, 2023

CUSIP No. 92346X2062	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023

MARSHALL S. GELLER

By:	/s/ Marshall S. Geller
Marshall S. Geller

GELLER LIVING TRUST, DATED JULY 26, 2002

By:	/s/ Marshall S. Geller
Marshall S. Geller
Trustee

By:	/s/ Patricia Geller
Patricia Geller
Trustee